UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Item 1:	Form 6-K dated March 31, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: March 31, 2016

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

Intimation of sale of subsidiary company – Sheba Properties Limited

March 31, 2016, Mumbai: The Company has divested its entire stake in Sheba Properties Limited (Wholly Owned Subsidiary) to its subsidiary, Tata Motors Finance Limited.

Given below are the details of this transaction which is required to be furnished to the stock exchanges on sale or disposal of its subsidiary company:

	Particulars of information required	Particulars of information provided
A.	The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division of the Company during the last financial year.	0.01% of consolidated turnover and 0.34% of consolidated net worth of the Company and does not constitute to be a material transaction.

B.	Date on which the agreement for sale has been entered into:	The Share Purchase Agreement is executed on March 31, 2016

C.	The expected date of completion of sale	March 31, 2016

D.	Consideration received from such sale	Based on an independent valuation, equity value is estimated at Rs.405.37 crore (@ Rs.540.50 per share of Rs.100/- each).

E.	Brief details of buyers and whether any of the buyers belong to the promoter/promoter group/group companies. If Yes, details thereof

•    Tata Motors Finance Ltd (TMFL) a company incorporated under the Companies Act, 1956 and registered with the Reserve Bank of India as a systemically important non-banking financial company and having its registered office at 10th Floor, 106 Maker Chambers III, Jamnalal Bajaj Marg, Nariman Point, Mumbai - 400001.

•    Yes the buyer is part of the Tata Motors Limited group being a subsidiary of Tata Motors Limited.

F.	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length”	Yes. Based on the valuation report, negotiations between the parties undertaken, business plans/ commercial reasons and nature of the transaction (being sale of investment), the transaction is undertaken on an arm’s length basis.

G.	Additionally, in case of slump sale, indicative disclosures provided for amalgamation, in case of a slump sale, indicative disclosures provided for amalgamation/ merger, shall be disclosed by the Company with respect to such slump sale.	Not applicable

H.	Additional information	The transaction is a restructuring within Tata Motors Limited and it subsidiaries of its financial sector companies.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.